# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Paymentus Holdings, Inc., CIK 0001841156
CUSIP: 70439P108
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 11605 N. Community House Road, Suite 300, Charlotte, North Carolina (NC), 28277
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001863304

## Reporting persons
- Dushyant Sharma: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 21,006,808; shared voting power 1,781,228; sole dispositive power 21,006,808; shared dispositive power 1,781,228; aggregate amount beneficially owned 22,788,036 (26.7% of the class)
  Comment: The reported sole voting power and sole dispositive power represents (i) 83,392 shares of Class A common stock held directly by Mr. Sharma; (ii) 68,750 shares of Class A common stock underlying restricted stock units held directly by Mr. Sharma and expected to vest within 60 days of the date of this filing; (iii) 1 share of Class A common stock held directly by Ashigrace LLC ("Ashigrace"); (iv) 17,549,795 shares of Class B common stock held directly by Ashigrace; and (v) 3,304,870 stock options to purchase shares of Class B common stock held directly by Ashigrace exercisable within sixty days of the date of this filing. Shares of Class B common stock are convertible at any time, at the holder's election and automatically in connection with certain transfers and upon certain other events, into an equal number of shares of Class A common stock.
  
  The reported shared voting power and shared dispositive power represents (i) 1,152,560 shares of Class B common stock held directly by The Ruma Sharma Family Trust dated December 3, 2018 (the "Ruma Sharma Trust"); (ii) 157,167 shares of Class B common stock held directly by The Sharma Family Trust A dated March 30, 2021 ("Trust A"); (iii) 157,167 shares of Class B common stock held directly by The Sharma Family Trust B dated March 30, 2021 ("Trust B"); (iv) 157,167 shares of Class B common stock held directly by The Sharma Family Trust C dated March 30, 2021 ("Trust C"); and (v) 157,167 shares of Class B common stock held directly by The Sharma Family Trust D dated March 30, 2021 ("Trust D," and, collectively with Trust A, Trust B and Trust C, the "Sharma Family Trusts"). Shares of Class B common stock are convertible at any time, at the holder's election and automatically in connection with certain transfers and upon certain other events, into an equal number of shares of Class A common stock. Mr. Sharma serves as the trustee for the Ruma Sharma Trust, and Mr. Sharma's spouse serves as the trustee for the Sharma Family Trusts.
  
  The reported aggregate amount beneficially owned by the reporting person includes (i) 83,392 shares of Class A common stock held directly by Mr. Sharma; (ii) 68,750 shares of Class A common stock underlying restricted stock units held directly by Mr. Sharma and expected to vest within 60 days of the date of this filing; (iii) 1 share of Class A common stock held directly by Ashigrace; (iv) 17,549,795 shares of Class B common stock held directly by Ashigrace; (v) 3,304,870 stock options to purchase shares of Class B common stock held directly by Ashigrace exercisable within sixty days of the date of this filing; (vi) 1,152,560 shares of Class B common stock held directly by the Ruma Sharma Trust; (vii) 157,167 shares of Class B common stock held directly by Trust A; (viii) 157,167 shares of Class B common stock held directly by Trust B; (ix) 157,167 shares of Class B common stock held directly by Trust C; and (x) 157,167 shares of Class B common stock held directly by Trust D.
  
  Mr. Sharma disclaims beneficial ownership of the shares held by the Sharma Family Trusts.
  
  The reported percentage is calculated based on (i) 62,725,653 shares of Class A common stock outstanding as of February 1, 2026, based on information received from the Issuer's transfer agent; (ii) an aggregate of 19,331,023 shares of Class A common stock issuable upon conversion of outstanding shares of Class B common stock held by Ashigrace, the Ruma Sharma Trust and the Sharma Family Trusts; (iii) 68,750 shares of Class A common stock underlying restricted stock units held directly by Mr. Sharma and expected to vest within 60 days of the date of this filing; and (iv) 3,304,870 shares of Class A common stock issuable upon exercise and conversion by Ashigrace of stock options to purchase shares of Class B common stock.

## Item 1. Issuer
Name of issuer: Paymentus Holdings, Inc.
Address of issuer's principal executive offices: 11605 N. Community House Rd., Suite 300 Charlotte, NC 28277

## Item 2. Person Filing
Name of person filing: Dushyant Sharma
Address of principal business office or, if none, residence:
c/o Paymentus Holdings, Inc.
11605 N. Community House Road, Suite 300
Charlotte, NC 28277
Citizenship: See response to Item 4 on the cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See response to Item 9 on the cover page.
Percent of class: See response to Item 11 on the cover page.
Sole power to vote or to direct the vote: See response to Item 5 on the cover page.
Shared power to vote or to direct the vote: See response to Item 6 on the cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on the cover page.
Shared power to dispose or to direct the disposition:
See response to Item 8 on the cover page.

Dushyant Sharma is the sole manager of Ashigrace LLC and has sole voting and dispositive power with respect to the securities held by Ashigrace.

Pursuant to a Stockholders Agreement, dated as of May 24, 2021, as filed as Exhibit 10.1 to the Issuer's Form 8-K filed May 28, 2021 (the "Agreement"), among (i) the Issuer, (ii) Accel-KKR Capital Partners CV III, LP ("CV III"), (iii) Accel-KKR Growth Capital Partners II Strategic Fund, LP ("GC II Strategic"), (iv) Accel-KKR Growth Capital Partners II, LP ("GC II"), (v) Accel-KKR Growth Capital Partners III, LP ("GC III"), (vi) Accel-KKR Members Fund, LLC ("Members Fund" and, collectively, with CV III, GC II Strategic, GC II and GC II, the "AKKR Funds"), (vii) KKR-AKI Investors, LLC ("KKR-AKI"), (viii) the Reporting Person, (ix) Ashigrace, (x) Trust A, (xi) Trust B, (xii) Trust C, (xiii) Trust D, (xiv) The Ruma Sharma Trust (together with the Reporting Person, Ashigrace, Trust A, Trust B, Trust C and Trust D, the "Sharma Investors" and collectively together with the AKKR Funds and KKR-AKI, the "Investor Parties"), each of the Investor Parties has agreed to certain arrangements, as described under Section 2(a) and Section 2(d) of the Agreement, including to vote all of the shares of Class A common stock and Class B common stock beneficially owned by such Investor Party, and to procure the vote of its affiliates, to cause the election of certain persons to the Issuer's board of directors.

As party to the Agreement, the Reporting Person may be deemed to be a part of a "group" pursuant to Rule 13d-3(a) with the AKKR Funds and KKR-AKI. Such "group" would be deemed to beneficially own 2,619,917 shares of outstanding Class A common stock and 62,717,891 shares of Class A common stock underlying restricted stock units that are scheduled to vest within 60 days of the date of this filing, shares of Class A common stock issuable upon conversion of outstanding shares of Class B common stock and shares of Class B common stock issuable upon exercise of outstanding options exercisable within 60 days of the date of this filing, for an aggregate of 65,337,808 shares of Class A common stock or 52.1% of the Issuer's outstanding Class A common stock calculated pursuant to Rule 13d-3(d). The number of shares of Class A common stock beneficially owned by such "group" also includes 155,574 shares held by AKKR Fund II Management Company, LP ("Fund II GP"), and the number of shares of Class B common stock beneficially owned by such "group" also includes (i) 7,181,627 shares held by Thomas Barnds through a trust and 7,181,629 shares held by Robert Palumbo, a director of Paymentus Holdings, Inc., each of whom may be deemed to have shared voting and dispositive power over the shares held by the AKKR Funds, which are parties to the Agreement, (ii) 3,668,256 shares held by AKKR Strategic Capital LP ("SC") and (iii) 880,489 shares held by AKKR SC GPI HoldCo LP ("SC GPI"). Each of Robert Palumbo and Thomas Barnds may be deemed to have shared voting and dispositive power over the shares held by Fund II GP, SC and SC GPI. The Reporting Person expressly disclaims membership in any such "group" and disclaims beneficial ownership of, and the responses to Items 5 through 9 of the cover page to this Schedule 13G do not reflect, any securities that the Reporting Person may be deemed to beneficially own solely by reason of the Agreement, which securities are separately reported on a Schedule 13G filed by the AKKR Funds, Mr. Barnds, Mr. Palumbo, SC, SC GPI and Fund II GP.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Dushyant Sharma: /s/ Dushyant Sharma, Individual (02/13/2026)